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                                                                Exhibit 99(a)(3)


                                                                  PRESS RELAEASE
--------------------------------------------------------------------------------
[LOGO]

                                                           FOR IMMEDIATE RELEASE
                                    CONTACT:  ANNE BUGGE, U.S.A., (425) 487-7427
                                         JEREMY COHEN, AMSTERDAM, 31 20 59 77213


PHILIPS TO ACQUIRE ATL IN $800 MILLION TRANSACTION


AMSTERDAM AND SEATTLE, JULY 29, 1998--Royal Philips Electronics of the Netherlands (AEX:PHI, NYSE:PHG) and ATL Ultrasound of the United States (NASDAQ:ATLI) announced today that ATL and Philips have signed a definitive merger agreement for Philips to acquire all of the outstanding shares of ATL for approximately $800 million or $50.50 per share for each outstanding share of ATL common stock.

The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, ATL will become a wholly owned subsidiary of Philips Medical Systems. The ATL Board of Directors has unanimously approved the transaction. Philips expects to commence its cash tender offer August 4, 1998. The cash tender offer is subject to Philips receiving at least a majority of the fully diluted shares of ATL in the tender offer as well as the receipt of customary regulatory approvals.

ATL, with annual revenues of $430 million in 1997 and 2,600 employees, pioneered the development of broadband digital ultrasound and software technologies and is a leader in the high performance ultrasound market. The ultrasound sector is the only part of the diagnostic imaging business in which Philips Medical Systems does not play a major role. "ATL is a technological leader in diagnostic ultrasound and offers a key growth opportunity for Philips Medical," says Hans (J.M.) Barella, Chairman and CEO of Philips Medical Systems. "This acquisition underscores our commitment to global leadership in worldwide diagnostic imaging by building on the success of ATL." Philips Medical Systems is already a global leader in the x-ray business and diagnostic imaging systems and services.

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ATL has an especially strong presence in the United States and Europe.  The complementary businesses of Philips Medical Systems and ATL allow for the building of significant synergies. ATL's strong management, solid financial performance and business growth opportunity make this an excellent acquisition for Philips.

The merger will provide ATL access to Philips Medical Systems' considerable research and technology base, expand its service support and further increase sales. "Combining the strengths of Philips Medical Systems and ATL creates a diagnostic imaging business second to none," said Dennis C. Fill, ATL Chairman and CEO. "With essentially no overlap in our products and technologies, we believe this combination is the perfect match for both companies. This merger is particularly good for the long-term prospects of ATL and all our employees as we will become the worldwide center of Philips for ultrasound with our headquarters remaining in Bothell. ATL will be an even stronger force in ultrasound than it already is."

Ultrasound is the fastest growing sector of the medical imaging business today, and worldwide revenues for ultrasound are approximately $2.5 billion per year. Ultrasound is a non-invasive technology that uses high frequency soundwaves to image the body's organs, soft tissue and blood flow in real time. Three-dimensional imaging has led to a growing diagnostic role for ultrasound.

Philips has recently stated that it would only look for acquisitions that would strengthen its existing portfolio, and this agreement reflects that strategy. The transaction affirms Philips' commitment to its Medical Division as one of the building blocks of the company and one where value can be added and increasing profits realized. Philips Medical Systems is delivering a consistently profitable performance with steady growth and a strong cash flow, and this merger will enable the division to contribute more significantly to the sales and results of the Philips Group. The transaction is expected to have a positive impact on earnings per share for Philips.

For further information, please contact:

Anne Bugge, ATL Corporate and Investor Relations, U.S.A., (425) 487-7427 Jeremy Cohen, Philips Media Relations, Amsterdam, 31 20 59 77213

Bulletin International has pictures for broadcast free of use. For more information or a Beta SP copy, contact Amelia Elphink at Bulletin, 44 171 278 6070, or e-mail at AMELIA.ELPHINK@BULLETIN-INT.COM.

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ATL , with headquarters near Seattle, Washington, U.S.A., is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems. With approximately 50% of revenues coming from international markets, the company serves customers in over 100 countries through 15 subsidiaries and an extensive distributor network. Press releases and other corporate information are available on ATL's web site at http://www.atl.com. Press releases are also available on PR Newswire's Company News-On-Call at http://www.prnewswire.com.

Philips Medical Systems is a leading supplier of diagnostic imaging systems and related services worldwide employing 9,000 people in more than 100 countries. Philips' products are backed by a worldwide network of research and development and sales and service organizations. Philips Medical Systems is part of Royal Philips Electronics of the Netherlands.

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies with sales of over U.S. $39 billion in 1997. It is a global leader in color television sets, lighting, home telephony products, electric shavers and recorded music (PolyGram). Its 264,700 employees in more than 60 countries are active in the areas of semiconductors and components, consumer products, professional products and systems, lighting and software and services. Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com.

FORWARD LOOKING INFORMATION STATEMENTS AND THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this news release relating to the tender offer and consummation and success of the merger are forward looking statements which involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated in the forward looking statements. These include securing all necessary governmental and other approvals, the satisfaction of all conditions to the merger, changing business or other market conditions, and the success of the business combination as planned by the parties. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein.

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                                      072998/208